

April 28, 2026

James Martin
Co-Chief Executive Officer
Cocrystal Pharma, Inc.
4400 Biscayne Boulevard
Miami, FL 33137

      Re: Cocrystal Pharma, Inc.
           Registration Statement on Form S-3
           Filed April 23, 2026
           File No. 333-295279

Dear James Martin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Michael D. Harris, Esq.